

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2021

James Crossen
Chief Financial Officer
Acropolis Infrastructure Acquisition Corp.
9 West 57th Street, 43rd Floor
New York, NY 10019

> **Re: Acropolis Infrastructure Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed March 17, 2021**
> **File No. 333-254409**

Dear Mr. Crossen:

We have reviewed your registration statement and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1

Our warrant agreement designates the courts of the City of New York, page 59

1. Please revise the third paragraph of this risk factor to clarify that plaintiffs who are unable to bring their claims in the judicial forum of their choosing may be required to incur additional costs in the pursuit of actions which are subject to your exclusive forum provisions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Abe Friedman at (202) 551-8298 or Joel Parker at (202) 551-3651 if you have questions regarding the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Catherine Goodall